

August 4, 2015

Via E-mail
Mr. Ron Wirahadiraksa
Executive Vice President and Chief Financial Officer
Koninklijke Philips N.V.
Philips Center
Amstelplein 2
1096 BC Amsterdam, The Netherlands

    **Re:**    **Koninklijke Philips N.V.**
          **Form 20-F**
          **Filed February 24, 2015**
          **File No. 001-05146-01**

Dear Mr. Wirahadiraksa:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements

Note 19. Provisions

Litigation provisions, page 176

1.    In Note 26 on page 185, when discussing the Cathode Ray Tube legal proceedings, you disclose that you recognized in total a payable of EUR 509 million in 2012 and paid the amount in the first quarter of 2013. Please explain to us how this is correctly reflected in the table shown in this note, which only shows an addition of EUR 234 in 2012 and a utilization of EUR 17 in 2013.

2.      Similarly, we note from your disclosure on page 34 that litigation charges in 2014 were EUR 610, including the EUR 366 million related to the jury verdict in the Masimo litigation and EUR 244 million related to other legal matters.  Please explain to us why the rollforward on page 176 only shows an addition of EUR 563 in 2014.

Note 22.  Other Liabilities, page 183

3.      You disclose that the increase in the balance of other liabilities of EUR 249 million mainly relates to certain parts of the Cathode Ray Tube antitrust litigation for which you were able to reach a settlement.  Please tell us why you have included these amounts in other liabilities instead of within litigation provisions shown in Note 19.  Discuss how you considered the disclosures required by IAS 37.84 for this portion of the Cathode Ray Tube litigation.

Note 26.  Contingent Assets and Liabilities

Legal Proceedings, page 184

4.  We note your disclosure that you have only provided a discussion of the more significant cases in this note.  Please tell us how you applied the guidance in IAS 37.85 and 37.86 in only providing disclosures with respect to the more significant cases.  Tell us whether you opted not to disclose certain matters pursuant to IAS 37.92 and, if so, please explain how you complied with the minimum disclosures required by that guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker at (202) 551-3616, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant